Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended March 31,
	2003		2002
Earnings:
Net income	$12,059		$11,620
Fixed charges	7,849		8,085
Adjusted earnings	$19,908		$19,705

Fixed charges:
Interest	$7,146		$7,382
Distributions on trust preferred securities	703		703
Total fixed charges	$7,849		$8,085
Ratio of earnings to fixed charges	2.5	x	2.4	x